Arcadia Biosciences, Inc.

5950 Sherry Lane, Suite 2000

Dallas, TX 78225

January 16, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Claudia Rios

Ms. Karina Dorin

RE: Arcadia Biosciences, Inc.

Registration Statement on Form S-4
Initially Filed February 14, 2025
File No. 333-284972

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Arcadia Biosciences, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-206809), together with all exhibits and amendments thereto, initially filed with the Commission on February 14, 2025, and most recently amended on July 31, 2025 (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the Securities Exchange Agreement dated as of December 4, 2024, as amended, by and among the Company, Roosevelt Resources, LP, a Texas limited partnership (“Roosevelt”), and certain other parties, to which the Registration Statement relates, has been terminated and the Company no longer plans to consummate the transactions described in the Registration Statement, as reported in the Company’s Current Report on Form 8-K filed with the Commission on December 29, 2025. Accordingly, the Company will not proceed with the issuance of the securities and the special meeting of stockholders that were the subject of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 promulgated under the Securities Act. The Company confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Company, C. Kevin Kelso of Weintraub Tobin, at (916) 558-6110.

Sincerely,

/s/ THOMAS J. SCHAEFER

Name: Thomas J. Schaefer

Title: Chief Executive Officer

Cc: C. Kevin Kelso, Esq., Weintraub Tobin